1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 18, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC statement regarding employee with confirmed diagnosis of COVID-19

TSMC today disclosed that one employee has received a confirmed diagnosis of COVID-19. Further information is as below:

This employee is receiving appropriate care at a hospital. The TSMC Wellness Center will continue to follow the situation and provide consultation and assistance.

The TSMC Epidemic Prevention Committee has tracked this employee’s contact history. Applying stricter standards than government health agencies, it has identified around 30 people who have come in close contact and those people have started 14 days of home quarantine. The Company will continue to monitor their health situation each day and provide necessary assistance in order to support later follow-up. In addition to the current disinfection routine, disinfection in office areas was expanded today, including this employee’s work area and related common areas.

The Company’s first concern is epidemic safety and protecting the health of employees. In addition to current anti-epidemic measures, the Company has decided to begin operating in segregated teams. All employees in Taiwan are now required to wear masks in common areas and when participating in meetings or training.

This event does not affect company operations. All detailed information will follow disclosure by the government.